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SEC Mail Processing Section

MAR 02 2021

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
David Pagliarulo 971-321-6117

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St.
Minneapolis, Minnesota 55402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

Table of Contents

MHM

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ▪ Minneapolis, MN 55402
Main: 612.339.7811 ▪ Fax: 612.339.9845 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

Opinion on the Financial Statements

We have audited the statement of financial condition of StanCorp Equities, Inc. ("Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information contained in the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 as of December 31, 2020, the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2020, and the Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2020 (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 26, 2021

OATH OR AFFIRMATION

I, Robert Baumgarten, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2020 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/2021 Date

President
Title

Notary Public

My Commission Expires: 5/20/2021

SARA LAWRENCE
Notary Public State of Colorado
Notary ID 20094016242
My Commission Expires May 20, 2021

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash	$	4,346,149
Due from affiliates		164,376
Prepaid expenses		287,200
Deferred tax asset, net		495,440
Other assets		6,108
Total assets	$	5,299,273

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	1,858,060
Due to affiliates		328,179
Income tax payable, net		314,534
Payroll related and other payables		488,920
Total liabilities		2,989,693
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	5,299,273

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Commission income	$ 18,469,513
Expenses:	
Commissions	18,469,513
Personnel	4,967,558
Sales and travel	1,343,601
Service and administration fees	320,451
Telephone	184,411
Printing and postage	347,745
Variable allocated expenses	5,334,888
Other expenses	449,018
Total expenses	31,417,185
Operating expense offset for services provided to affiliates	(13,039,472)
Net expenses	18,377,713
Income before income tax expense	91,800
Income tax expense	91,800
Net income	$ -

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	(216,295)
Changes in assets and liabilities:	
Due to/from affiliates	(216,550)
Prepaid expenses	(112,164)
Income tax payable/receivable, net	169,598
Commissions payable	700,898
Payroll related and other payables	197,154
Other, net	(6,551)
Net cash provided by operating activities	516,090
Increase in cash	516,090
Cash, beginning of year	3,830,059
Cash, end of year	$ 4,346,149

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2020	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580
Net income	-	-	-	-
Balance, December 31, 2020	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"), whose ultimate parent is Meiji Yasuda Life Insurance Company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). The Company has entered into Administrative Services and Treasury Agreements (the "Agreements") with StanCorp, Standard, and Standard Retirement Services, which provide for the allocation of expenses between the affiliates. Pursuant to the Agreements such expenses are to be allocated at cost or at arms-length transaction value, as determined by the provider of the services. Standard and Standard Retirement Services are each wholly-owned subsidiaries of StanCorp. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

Cash— Cash includes cash on deposit with financial institutions. The Company maintains its cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to the amounts in excess of FDIC insurance coverage.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and from Affiliates —Amounts due to affiliates were $328,179 as of December 31, 2020. Amounts due from affiliates were $164,376 as of December 31, 2020.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. The Company depreciates property and equipment on a straight-line basis using a half-year convention and the useful life is determined using StanCorp's asset life schedule. As of December 31, 2020, the Company had $0 of property and equipment, net of accumulated depreciation. Accumulated depreciation was $2,589 as of December 31, 2020.

Payroll Related and Other Payables — Payroll-related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable amounts subject to state escheat reporting and sales taxes payable.

Commission Expense and Commission Income — Commission expense represents commission payments to external brokers for Standard business sold or serviced, which is recorded on a trade date basis or as incurred. Commission expense also includes incentive compensation paid to the Company's representatives, which is expensed as incurred.

The Company records commission income in the form of reimbursement from Standard and its affiliates at the point in time when the corresponding commission expense is incurred, per the terms of the Agreements between the Company and Standard. The Company considered the terms of the Agreements with its affiliates and the lack of any variable consideration features in the nature of the revenue received when concluding there were no remaining unsatisfied performance obligations in relation to the commission activity which occurred during the fiscal year.

Personnel Expense — Personnel expense represents salaries and benefits paid to the Company's personnel.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense — Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement plan business.

Variable Allocated Expenses — Variable allocated expenses consist of allocated overhead cost from StanCorp and affiliates which include, but are not limited to, overhead personnel costs, occupancy, information technology expenses, human resources, accounting and legal costs. For the year ended December 31, 2020 the composition of such costs was as follows:

Variable Overhead	
Overhead Personnel Costs	$ 1,582,810
Occupancy	1,174,963
Other Allocated Costs	2,577,115
Total	$ 5,334,888

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Agreements with StanCorp, Standard, and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and

miscellaneous services that the Company provides to support the operations of StanCorp, Standard, and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with the Company's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2020 and as of December 31, 2020 the Company did not have any material uncertain tax positions. Years currently open for audit by the Internal Revenue Service are 2017 through 2020. As of December 31, 2020 the Company had a net deferred tax asset of $495,440. Included in the provision for income tax expense was $216,295 of deferred tax benefit for 2020. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 21% because of the net result of permanent differences and the inclusion of state and local income taxes. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance was needed as of December 31, 2020, as it was more likely than not that the deferred tax asset will be fully realized. The combined federal and state effective tax rate was 100% for 2020. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to StanCorp, Standard, and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates – Related Party" for more information. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense. The Company did not incur any penalties or receive any refunds during 2020.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Beginning in the first quarter of 2020, the outbreak of the novel coronavirus has resulted in stress and disruption in the global economy and financial markets. The Company will continue to monitor the impact to our financial statements and estimates.

Subsequent Events — The Company has evaluated subsequent events through the date these financial statements were available to be issued, February 26, 2021, and concluded that there are no material subsequent events, which would require further disclosure.

2. COMMITMENTS AND CONTINGENCIES

Standard leases certain buildings and equipment and allocates a portion of this expense to the Company under an intercompany service agreement. This agreement is cancellable with a 180 day written notice.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,356,456 as of December 31, 2020, which was $1,157,143 in excess of the net capital requirement. The Company's ratio of aggregate indebtedness to the net capital requirement was 2.20 to 1 as of December 31, 2020.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2020.

******

Supplemental Schedule G
STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT RULE 15c3-1
AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	2,309,580
Less: nonallowable assets		953,124
Net capital before haircut on security positions		1,356,456
Haircut on security positions		-
Net capital	$	1,356,456
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	2,989,693
Ratio of aggregate indebtedness to net capital		2.20 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	199,313
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	199,313
Excess net capital	$	1,157,143
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	1,057,486

There are no material differences between the computation of net capital presented above and the computation of net capital as of December 31, 2020 in the Company's unaudited Form X-17A-5, Part II-A re-filed with FINRA on February 26, 2021. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule H

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3."

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule I

STANCORP EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934."

See accompanying Report of Independent Registered Public Accounting Firm.